

Mail Stop 3030

November 3, 2009

Via Facsimile and U.S. Mail

Asher Zwebner
Chief Financial Officer
Dynamic Applications Corp.
C/o Beit Gibor Sport
7 Menachem Begin Street
Ramat Gan Israel 52521

> **Re:**   **Dynamic Applications Corp.**
> **Amendment 1 to Form 10-K for the year ended December 31, 2008**
> **File No. 333-150652**

Dear Mr. Zwebner:

We have reviewed your letter dated October 23, 2009 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form 10-K for the year ended December 31, 2008

Item 9A. Controls and Procedures, page 18

1.   We note that in response to prior comment 5 you will revise future filings to disclose that you are not required to provide management's report on internal controls over financial reporting. Given that you will be required to provide a report on internal controls over financial reporting in your next Form 10-K, it is unclear as to why you would propose such disclosure in future filings. Please advise. To the extent you amend this filing please revise your disclosure to comply with Item 308T of Regulation S-K.

 Exhibit 31.1 and 31.2

2.   We note that your amended certifications are dated January 26, 2009, but were filed on October 19, 2009. Please amend your filing to provide currently dated certifications. Additionally please ensure that the signature page of your Form 10-K is also currently dated.

General

3.   In connection with responding to our comments, please acknowledge in the exact form below that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Asher Zwebner
Dynamic Applications Corp.
November 3, 2009
Page 3

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant